Exhibit 99.1

Vipshop Announces Pricing of Follow-on Public Offering of Its ADSs

Guangzhou, China / March 14, 2013 — Vipshop Holdings Limited (NYSE: VIPS), China’s leading online discount retailer for brands (“Vipshop” or the “Company”), today announced that the follow-on public offering of an aggregate of 7,200,000 American depositary shares (“ADSs”) by the Company and certain selling shareholders was priced at US$24.00 per ADS. 4,000,000 ADSs are being offered by the Company and an aggregate of 3,200,000 ADSs are being offered by the selling shareholders. Each ADS represents two ordinary shares of the Company. In connection with this offering, the selling shareholders have granted the underwriters a 30-day option to purchase up to an aggregate of 1,080,000 additional ADSs from them at the public offering price.

The gross proceeds to the Company will be approximately US$96 million. Vipshop will not receive any proceeds from the sale of the ADSs by the selling shareholders. Goldman Sachs (Asia) L.L.C., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC acted as joint bookrunners, and Piper Jaffray & Co., Oppenheimer & Co. Inc. and China Renaissance Securities (Hong Kong) Limited acted as co-managers for the offering.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2013. This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering is being made only by means of a written prospectus forming a part of the effective registration statement. A copy of the prospectus related to this offering may be obtained by visiting the SEC’s website at www.sec.gov or by contacting Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attention: Prospectus Department (telephone: 212-902-1171; facsimile: 212-902-9316; e-mail: prospectus-ny@ny.email.gs.com); or Deutsche Bank Securities Inc., Attention: Prospectus Department, 60 Wall Street New York, NY 10005, phone: (800) 503-4611, email: prospectus.cpdg@db.com; or J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, phone: (866) 803-9204.

For more information, please contact:

Investor Relations

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com